FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company”) hereby informs its shareholders and the market in general, pursuant to Resolution CVM 44/2021, the termination, on the present date, of the Market Maker Services Agreement celebrated with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, a company enrolled before the CNPJ/ME under No. 42.584.318/0001-07, signed on May 3rd, 2018, as amended.

The Company hereby also communicates the celebration of a new agreement with BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., a company enrolled before the CNPJ/ME under No. 43.815.158/0001-22, with comercial address at Av. Brigadeiro Faria Lima, No. 3477, 14th floor, part, city of São Paulo, state of São Paulo, Postal Code 04538-133, that shall operate as the Company’s Market maker before B3 S.A. – Brasil, Bolsa e Balcão (“B3”), for the period of 12 months, automatically renewable for equal periods, beginning on August 30, 2022.

The change in the market maker aims on stimulating the liquidity of the shares issued by the Company, reinforcing the Company's commitment to its investors and with the best trading and governance practices.

The Company informs, at last, that currently there are 269,637,163 common shares of the Company traded in the market and that no agreement regulating the exercise of the Company’s voting rights or the sale and purchase of its securities was celebrated with BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.

São Paulo, August 29, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 29, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.